[Letterhead of Pamrapo Bancorp, Inc.]

January, 28, 2010

Re:

Pamrapo Bancorp, Inc.

Revised Definitive Proxy Statement on Schedule

14A

Filed January 11, 2010

Additional Definitive Soliciting Materials on

Schedule 14A

Filed January 19 and 25, 2010

File No. 1-18014

Mellissa Campbell Duru, Esq.

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Campbell:

This letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Definitive Proxy Statement and Additional Definitive Soliciting Materials by Pamrapo Bancorp, Inc. (the “Company”) in the Staff’s letter dated January 27, 2010.

To assist your review, we have retyped your comments in italics below.

1.	“It appears that you intend to solicit proxies by mail, telephone, or personally. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.”

We confirm our understanding.

2.	“Please see our prior comment. Clarify whether you intend to solicit proxies over the Internet. If so, advise us of whether you plan to solicit via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.”

We do not intend to solicit proxies via Internet.

3.	“In future filings, please avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. In this regard, we note disclosure regarding the Department of Justice and Internal Revenue Service investigations and the consent to a cease & desist order from OTS that occurred “during William Campbell’s tenure as President and CEO...” Your disclosure implies that there is a link between Mr. Campbell’s actions as President and CEO and the resulting investigations and cease and desist order. In future filings, please clarify that Mr. Campbell’s actions as President and CEO are not the sole cause of the investigations or the cease and desist Order, More specifically, in future filings wherever similar disclosure is made, please include an explicit acknowledgment, if true, that other members of the Board, some of whom are current Board members, acted in conjunction with Mr. Campbell in making the decisions for the Bank during the time periods covered by the investigations.”

The staff’s comment is noted for future filings.

4.	“We note disclosure regarding the Bank’s accrual of a $5.0 million (in a litigation loss reserve) to reflect a potential criminal forfeiture in connection with the DOJ investigation. Please note our comment above and in future filings provide context to the statement. Clarify, for example, the relevance of the accrued amount for a potential criminal investigation to assertions you are making in support of your solicitation. In addition, please clarify that the reserve was accrued in connection with investigations of multiple senior officers and directors. Accordingly, please clarify if true, that if penalties are imposed, such penalties could be levied against all or some subset of the persons who are named in the investigation, including current officers and directors of the Bank.”

The staff’s comment is noted for future filings.

Registrant’s Closing Comments

In connection with responding to the foregoing comments, the Company acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call me at (201) 339-4600, or our counsel, Philip G. Feigen at (202) 457-6142, with any questions or further comments you may have regarding this letter or if you wish to discuss the above response.

Sincerely,

/s/ KENNETH D. WALTER
Kenneth D. Walter
cc: Philip G. Feigen, Esq.	Vice President, Treasurer and Chief Financial Officer, and Interim President and Chief Executive Officer